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               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549





                         SCHEDULE 13D


         Under the Securities Exchange Act of 1934





                     Twin City Bancorp, Inc.
                     -----------------------
                        (Name of Issuer)


            Common Stock, Par Value $1.00 Per Share
            ---------------------------------------
                 (Title of Class of Securities)


                           901412 10 6
                           -----------
                          (CUSIP Number)


                          Thad R. Bowers
                         Judith O. Bowers
                    c/o Twin City Bancorp, Inc.
                       310 State at Edgemont
                      Bristol, Tennessee 37620
          ---------------------------------------------
          (Name, address and telephone number of persons authorized to receive notices and communications)



                           March 25, 1997
     -------------------------------------------------------
     (Date of event which requires filing of this Statement)


     If the filing persons has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [   ]
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CUSIP No. 901412 10 6                                SCHEDULE 13D

1.     Names of reporting persons:

          Thad R. Bowers ("TB") and
          Judith O. Bowers ("JB"),
          husband and wife

2.     Check the appropriate box if a member of a group:

          (a)  [   ]
          (b)  [ X ]

3.     SEC use only:

4.     Sources of funds:  PF; SC

5.     Check box if disclosure of legal proceedings is required
       pursuant to Items 2(d) or 2(e):  [   ]

6.     Citizenship or place of organization:  United States

Number of         7.    Sole Voting Power: 0
shares
beneficially      8.    Shared Voting Power: 33,731*
owned by
each              9.    Sole Dispositive Power: 0
reporting
person with      10.    Shared Dispositive Power: 33,731*

11.    Aggregate amount beneficially owned
       by each reporting person:  48,104**

12. Check box if the aggregate amount in Row 11 excludes certain shares:  [ X ]

13.    Percent of class represented by amount in Row 11:  5.6%**

14.    Type of reporting persons:  IN

---------------
*Excludes 14,373 shares deemed owned under Rule 13d-3(d) as of March 25, 1997 and 25,607 shares to be deemed owned under Rule 13d-3(d) as of March 25, 1998, 1999 and 2000 as they vest in equal proportions on March 25, 1998, 1999 and 2000, respectively (see Items 3 and 5)

**Includes 14,373 shares deemed owned under Rule 13d-3(d) as of March 25, 1997 but excludes 25,607 shares to be deemed owned under Rule 13d-3(d) as of March 25, 1998, 1999 and 2000 as they vest in equal proportions on March 25, 1998, 1999 and 2000, respectively (see Items 3 and 5)
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Item 1.     Security and Issuer.

The class of equity to which this statement relates is the Common
Stock, par value $1.00 per share, of Twin City Bancorp, Inc. (the
"Issuer"), whose executive office is at 310 State at Edgemont, Bristol, Tennessee 37620.

Item 2.     Identity and Background.

     (a)    Names:

               Thad R. Bowers ("TB") and
               Judith O. Bowers ("JB"),
               husband and wife

     (b)    Business Address:

               310 State at Edgemont, Bristol, Tennessee 37620

     (c)    Present Principal Occupation or Employment:

               TB:  President and member of the Board of
                    Directors of the Issuer and its wholly owned subsidiary, Twin City Federal Savings Bank
                    (the "Bank")

               JB:  Senior Vice President and Manager of
                    Volunteer Parkway Branch of the Bank

     (d)    Criminal Proceeding Convictions:  None

     (e)    Securities Laws Proceedings:  None

     (f)    Citizenship:  United States of America

Item 3.     Source and Amount of Funds or Other Consideration.

The reporting persons have acquired beneficial ownership of 48,104 shares, and are expected to acquire beneficial ownership of an additional 25,607 shares, as follows:

     (a) 25,662 shares were acquired on December 29, 1994 in the initial public offering of the Common Stock of the Issuer with personal funds of the reporting persons;

     (b) 3,981 shares have been acquired to date in open market purchases with either personal funds of the reporting persons or funds contributed to the Issuer's 401(k) plan for their benefit (reflects purchases by 401(k) plan only through December 31, 1996, the most recent date as of which information was available as of the date of this statement);
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     (c)    2,694 shares have been acquired to date pursuant to
            allocations of plan shares under the Issuer's Employee Stock Ownership Plan ("ESOP") as a result of funds contributed to the ESOP by the Issuer or the Bank;

     (d) 2,694 shares have been acquired to date upon the vesting of shares awarded under the Issuer's
           Management Recognition Plan ("MRP");

     (e) 1,300 shares have been sold to date in open market sales;

     (f) 14,373 shares may be acquired within sixty days after March 25, 1997, of which 2,694 shares may be acquired upon the vesting on May 24, 1997 of shares awarded under the Issuer's MRP, 5,840 shares may be acquired upon the vesting on May 24, 1997 of options granted under the Issuer's Stock Option and Incentive Plan ("SOIP") and 5,839 shares may be acquired upon the exercise of vested options granted under the Issuer's SOIP; and

     (g) 25,607 shares may be acquired after sixty days after March 25, 1997, of which 8,088 shares may be acquired upon the vesting in equal proportions on May 24, 1998, 1999 and 2000 of shares awarded under the Issuer's MRP and 17,519 shares may be acquired upon the vesting in equal proportions on May 24, 1998, 1999 and 2000 of options granted under the Issuer's SOIP.

Item 4.    Purpose of Transaction.

The shares covered by this statement were acquired and are held, or are expected to be acquired and held, for investment purposes. Depending upon a continuing assessment and upon future developments, each reporting person may determine, from time to time or at any time, to acquire other shares of the Issuer or to sell or otherwise dispose of some of the shares. Other than in TB's capacity as the President and a member of the Board of Directors of the Issuer and the Bank and in JB's capacity as a Senior Vice President and the manager of the Volunteer Parkway branch of the Bank, neither reporting person has any plans which relate to or would result in:

     (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (c) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (d) Any material change in the present capitalization or dividend policy of the Issuer;
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     (e)   Any other material change in the Issuer's business or
           corporate structure;
     (f) Changes in the Issuer's corporate charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
           Section 12(g)(4) of the Securities Exchange Act of
           1934; or
     (i)   Any action similar to any of those enumerated above.

     Each reporting person reserves the right to change his or her investment purpose with respect to any and all shares of the Common Stock of the Issuer beneficially owned and to take any and all lawful action with respect to such shares.

Item 5.    Interest in Securities of the Issuer.

     (a) 48,104 shares were beneficially owned by the reporting persons as of the date of this statement, representing 5.6% of the shares of the Common Stock of the Issuer. The aggregate amount reported as beneficially owned includes 14,373 shares deemed owned under Rule 13d-3(d) as of that date but excludes 25,607 shares to be deemed owned under Rule 13d-3(d) as of March 25, 1998, 1999 and 2000 as they vest in equal proportions on May 24, 1998,1999 and 2000, respectively (see Item 3).

     (b) Neither reporting person has sole voting or dispositive power over any shares of the Common Stock of the Issuer. Each reporting person shares voting and dispositive power over 33,731 shares of the Common
           Stock of the Issuer.

     (c) Neither reporting person effected any transactions in the Common Stock of the Issuer during the sixty days before the date of this statement, other than open market purchases on their behalf by the Issuer's 401(k) plan which had not been reported to the reporting persons as of the date of this statement.

     (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from a sale of, shares beneficially owned by the reporting persons.

     (e)   The reporting persons have not ceased to be beneficial
           owners of more than five percent of the shares of the
           Common Stock of the Issuer.
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Item 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer

The reporting persons has not entered into any material contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, other than the following:

     (a) The Issuer's Employee Stock Ownership Plan, which is filed as Exhibit 2 (for additional information, see the Issuer's prospectus dated November 18, 1994 (File
           No. 33-84196);

     (b) The Issuer's Management Recognition Plan, which is filed as Exhibit 3 (for additional information, see the Issuer's proxy statement dated April 28, 1995
           (File No. 0-25290); and

     (c) The Issuer's Stock Option and Incentive Plan, which is filed as Exhibit 4 (for additional information, see the Issuer's proxy statement dated April 28, 1995
           (File No.0-25290).

Item 7.    Material to be Filed as Exhibits.

The following materials are filed as exhibits to this statement:

   Exhibit 10.1: The Issuer's Employee Stock Ownership Plan is
                 incorporated by reference to the Issuer's
                 Registration Statement on Form S-1 (File No.
                 33-84196)

   Exhibit 10.2: The Issuer's Management Recognition Plan is
                 incorporated by reference to the Issuer's
                 Annual Report on Form 10-KSB (File No.
                 0-25290)

   Exhibit 10.3: The Issuer's Stock Option and Incentive Plan
                 is incorporated by reference to the Issuer's
                 Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996 (File No. 0-25290)

   Exhibit 99: Joint Filing Agreement between Thad R. Bowers and Judith O. Bowers

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                         SIGNATURES
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 1, 1997                 /s/ Thad R. Bowers
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                                  Thad R. Bowers



Date: May 1, 1997                 /s/ Judith O. Bowers
                                  --------------------
                                  Judith O. Bowers